PLYMOUTH ROCK TECHNOLOGIES ANNOUNCES
FOLLOW-UP ORDER FOR OIL AND GAS PIPELINE
MONITORING AND ENVIRONMENTAL OPERATIONS

Plymouth, Massachusetts - October 13, 2021 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company"), a leader in developing detection apparatus and unmanned technologies, is pleased to announce that Aardvark LLP ("Aardvark") have issued a purchase order for a PRT XV-L Fixed-wing Vertical Take-off and Landing (VTOL) Unmanned Aircraft System (UAS) to perform long-range security and environmental operations in remote locations.

"This latest order for our new XV-L system takes our revenue to Aardvark close to a quarter of a million USD for 2021 and further cements them as a significant client" stated Carl Cagliarini, Chief Strategy Officer at PRT. "Our XV-L UAS delivers up to 55lb payload capacity and up to 7 hours flight time with both satcom and military-grade radio communications. These capabilities make the XV-L a versatile platform, able to address other major applications, such as the ability to transport significant payloads over land, ships, oil rigs, offshore platforms and other remote locations," concluded Cagliarini.

"After the clear capability and advantages of the X1-H UAS delivered into our operation earlier this year, we have now ordered a new platform that can deliver greater distance and enhanced capabilities in adverse weather conditions," stated Paul Reynolds of Aardvark LLP. "This initial XV-L delivery to us in Kazakhstan will enable long range autonomous missions of thousands of square kilometers, day or night, enforcing our leading position in UAV operations in Kazakhstan," concluded Reynolds.

The Company also announces today that it has begun a digital and marketing awareness campaign with Capital Analytica of Vancouver BC, Media Relations Inc of Burnsville MN and Think Inc Marketing of Huntington Beach CA. The campaign includes press initiatives, advertising, publicity services and social media. These marketing and awareness programs include engagements with arm's length parties for an aggregate gross expenditure of CDN$120,000 over a 6 month period and US $100,000 over a 3 month period. No stock based compensation has been provided.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems.

The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

The PRT X1 is a purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors and the latest FLIR dual-camera module as standard, offering thermal capabilities alongside 1080p HD real-time air-to-ground streaming and 4K video recording, with the ability to mount multiple, various sensors, modules, and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to H.R.4753 - Drone Origin Security Enhancement Act ("X1") ("XV"); (2) Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (3) A compact microwave radar system for scanning shoe's ("Shoe Scanner"); (4) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-774-404-7685
info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990
tasso@plyrotech.com

Forward-Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.